News Release
TSX:RMX | NYSE Amex:RBY November 16, 2009

Rubicon Outlines $60 Million, Phase II Exploration Program, Red Lake, Ontario
- 120,000 metres (394,000 feet) of planned drilling on expansion of 9X program and delineation drill programs –
- Program to commence in 2010 –

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to outline plans for a major Phase II expansion of exploration programs at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. Positive results from its ongoing Phase I, ‘9X’ drill program of the F2 Gold System (see news releases from March 12, 2008 onwards) demonstrate the presence of a large and growing gold mineralized system which remains open in all directions. In order to further test the system and to carry out detailed drilling in several areas, the Company has determined that a $60 million Phase II program is warranted. Following completion of its recent ‘bought deal’ financing (see news release dated November 12, 2009), Rubicon has approximately C$133 million in its treasury and is in the strong position of being able to fund planned exploration programs while still preserving significant unallocated funds for future use.

The Company plans the following:

•
Completion of the remaining 38,500 metres of drilling under its current $25 million, Phase I 80,000-metre drill program which is expected to be completed around the end of Q1, 2010. Total drilling to date on the F2 Gold System is 91,100 metres.

•
A 120,000-metre, Phase II surface and underground drill program to continue to test the 9X target area and also to accommodate  closer spaced (delineation) drilling  in several parts of the currently known gold system. Following completion of this drilling, approximately 250,000 metres of drilling (820,000 feet) will have been completed on the F2 Gold System.

•	Approximately 750 metres of underground excavation will be completed and drill stations established to provide new access to several parts of the 9X target area for Phase II underground drilling.

•	Taking of a bulk sample, contingent on successful results from the delineation drilling. Bulk samples would be used for grade estimation, metallurgical and other studies.

•	Exploration drilling outside of the F2 Gold System itself including preliminary drill testing on one or more of the Company’s other gold projects in Red Lake.

“Our goal is to show that the F2 Gold System can be the next major high-grade gold deposit in the prolific Red Lake gold district. To do this, and in response to strong drill results to date, we are excited to outline our expanded Phase II program. With the closing of the financing, we now have the financial resources to match our ambitions.” stated David Adamson, President and CEO.

It is estimated that the Phase II program will cost approximately C$60 million and that it will take approximately 12 months to complete. The program outlined above may be modified based on results and/or unexpected ground conditions.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.6% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

The securities sold in the recent financing have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-21                                                       For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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